Lincoln Benefit Life Company
1221 N Street, Suite 200
Lincoln, Nebraska 68508
Phone: (888) 674-3667

June 2, 2022

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Re: Lincoln Benefit Life Insurance Company (the “Company” or the “Depositor”)
Lincoln Benefit Life Variable Life Account (the “Separate Account”)
Consultant Variable Universal Life Insurance Policies (the “Policies”)
Request for Withdrawal of Post-Effective Amendment No. 32 to the Registration Statement
on Form N-6 of the Policies (File No. 333-47717)

Ladies and Gentlemen:

This letter is to request the withdrawal, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), of Post-Effective Amendment No. 32 (the “Amendment”) (Accession No. 0000910739-22-000104) to the Registration Statement on Form N-6 for the Policies, which was filed via EDGAR on April 29, 2022. The Amendment was inadvertently filed under 1933 Act registration file number 333-100131 when it should have been filed under 1933 Act registration file number 333-47717. The Amendment was subsequently re-filed with the Securities and Exchange Commission (“SEC”) via EDGAR on June 2, 2022 under the correct registration file number (Accession No. 0000910739-22-000127).

Based upon the foregoing, the Company respectfully requests that the SEC accept this application for withdrawal of the Amendment filed on April 29, 2022. The Policies are no longer offered for sale, and no securities were sold in connection with the Amendment.

No fees are required in connection with this filing.

Questions and comments concerning the above may be directed to Erik Braun at 312-824-6394.

Very truly yours,

/s/ Erik Braun
Erik Braun